EXHIBIT 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Formation
Pure Earth Materials, Inc.	Pennsylvania
Pure Earth Environmental, Inc.	Connecticut
Pure Earth Recycling (NJ), Inc.	New Jersey
Rezultz, Incorporated	New Jersey
Bio Methods LLC	Delaware
PEI Disposal Group, Inc.	Delaware
New Nycon, Inc.	Delaware
Juda Construction, Ltd.	New York
Pure Earth Transportation & Disposal, Inc.	Delaware
Pure Earth Materials (NJ) Inc.	Delaware
Echo Lake Brownfield, LLC	Connecticut
Pure Earth Energy Resources, Inc.	Delaware
Advanced Catalyst Recycling, LLC*	Delaware

* 50%-owned joint venture.